FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 11, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS Announces New Dividend Policy Targeting Payout of RUB 25.0 — 26.0 per share

April 11, 2016

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS”, the “Company” or “the Group” — NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, announces that the Board of Directors (“the Board”) at a meeting on April 8, 2016, confirmed the Company’s new dividend policy and recommended approval of dividend payments for 2015 fiscal year at the annual general meeting of shareholders (AGM) to be held on June 23, 2016.

Under the new dividend policy, management sets a target payout of RUB 25.0 — 26.0 per ordinary MTS share (RUB 50.0 — 52.0 per ADR) per calendar year. The policy guarantees a minimum payout of RUB 20.0 per ordinary MTS share (or RUB 40.0 per ADR). The new policy will cover 2016 — 2018.

Payments will continue to be made on a semi-annual basis. Because the Company has long sought to more equally distribute dividends throughout the year, the Board recommended that an annual general meeting of shareholders (“AGM”) approve annual dividends of RUB 14.01 per ordinary MTS share (RUB 28.02 per ADR) or a total of RUB 28.0 bln based on the full-year 2015 financial results. In accordance with the new dividend policy, the Board will review proposals for an interim dividend in Fall 2016.

In addition, the Board has tasked management to consider the advisability of a share repurchase program as an additional way to create further shareholder value. As part of such a program, the Group could allocate up to RUB 30 bln to be spent over the next three years on the repurchase of shares. Such a program would require further approvals by the Board.

The full text of the new dividend policy is available here: http://www.mtsgsm.com/information/dividends/

The registrar of shareholders, which are entitled to participate in the AGM, will be set for May 6, 2016. In addition, the Board also recommended that the AGM set the record date for shareholders entitled to receive dividends for the 2015 fiscal year for July 5, 2016.

Furthermore, the Board took the following decisions:

•                  Set June 23, 2016, as the date for the AGM;

•                  Approval of the agenda for the AGM, which will include approval of the Company’s annual report, financial statements and statement of profit and loss for fiscal year 2015; composition of the Company’s Board of Directors and Audit Committee; approval of the Company’s charter, revised regulations of the Company’s Board of Directors, and confirmation of the Company’s Auditor;

•                  Confirm procedures surrounding the preparation and organization of the AGM;

•                  The nominations of Mr. Kirill Dmitriev, formerly Director, Macro-Region Moscow, to the position of Vice President, Sales and Services, and Member of the Management Board, and Mr. Igor Egorov, Director, Macro-Region “Center’, to the Management Board, following the departure of Mr. Vadim Savchenko, Vice President, Sales, from the Company, effective May 17, 2016; and

•                  Approval of certain related-party transactions.

For a complete disclosure of decisions made by the Board, please click here:

http://static01.mts.ru/uploadmsk/contents/1762/sf_reshenia_sd_08_04_2016.pdf

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: April 11, 2016